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May 22, 2000




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Mr. Andrew Thorp

Re: K-V Pharmaceutical Company Registration Statement on Form S-3 (File No. 333-33372)

Ladies and Gentlemen:

We hereby request withdrawal of the above-referenced Registration Statement. The Company has determined not to proceed with the offering of shares of its common stock contemplated by the Registration Statement because of current market conditions. None of the securities which were subject to the Registration Statement have been offered or sold.

Please direct any comments or questions concerning this requested withdrawal to our counsel, Thomas A. Litz of Thompson Coburn LLP, phone number (314) 552-6072, fax number (314) 552-7000.

Sincerely,

K-V PHARMACEUTICAL COMPANY

/s/ Gerald R. Mitchell

Gerald R. Mitchell
Vice President and Treasurer


cc: Allison R. Schneirov